                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



    X            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
---------        EXCHANGE ACT OF 1934

                 For the period ended December 31, 2000

                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
---------        EXCHANGE ACT OF 1934

                 For the transition period from __________ to __________

                 Commission file number 333-58548

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   WALLACE PROFIT SHARING AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Wallace Computer Services Inc.

                                2275 Cabot Drive

                                 Lisle, IL 60532

                             Telephone: 630-588-5000

                              REQUIRED INFORMATION

Wallace Profit Sharing and Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the period ended December 31, 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                    SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WALLACE PROFIT SHARING AND RETIREMENT PLAN

By:  Wallace Retirement Plans Committee





/s/ Robert J. Kelderhouse             June 29, 2001
-------------------------
Robert J. Kelderhouse
Plan Committee Member

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Wallace Computer Services, Inc.'s previously filed S-8 Registration Statement (No. 333-58548) for the Wallace Profit Sharing and Retirement Plan.



Arthur Andersen LLP

Chicago, Illinois
June 29, 2001

WALLACE PROFIT SHARING AND RETIREMENT PLAN

Financial Statements and Schedule
As of December 31, 2000 and 1999
Together With Auditors' Report












Employer Identification Number 36-2515832
Plan Number 003

                   WALLACE PROFIT SHARING AND RETIREMENT PLAN


                           DECEMBER 31, 2000 AND 1999



                                TABLE OF CONTENTS


          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

          FINANCIAL STATEMENTS:
              Statements of Net Assets Available for Benefits as of
                 December 31, 2000 and 1999
              Statement of Changes in Net Assets Available for Benefits for the
                 Year Ended December 31, 2000

          NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

          SCHEDULE:
              Schedule of Assets Held for Investment Purposes at End of
                 Year--December 31, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Wallace Retirement Plans Committee of
Wallace Profit Sharing and Retirement Plan:


We were engaged to audit the accompanying statements of net assets available for benefits of the WALLACE PROFIT SHARING AND RETIREMENT PLAN (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefit for the year ended December 31, 2000. These financial statements and schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated October 6, 2000, we expressed a disclaimer of opinion on the statement of net assets available for benefits as of December 31, 1999, because the plan administrator, as permitted by the Department of Labor's Rules and Regulations, instructed us not to audit the information certified by the Trustee. This report on the 1999 financial statement reflects having performed sufficient audit procedures to render an opinion on the 1999 financial statement. Accordingly, our present opinion on the 1999 financial statement, as presented herein is unqualified.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Arthur Andersen LLP

Chicago, Illinois
June 20, 2001

                   WALLACE PROFIT SHARING AND RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999

          (EMPLOYER IDENTIFICATION NUMBER 36-2515832, PLAN NUMBER 003)


                                                      2000               1999
                                                 -------------      -------------
ASSETS:
    Investment in Master Custody Arrangement     $ 327,343,389      $ 363,484,883
                                                 -------------      -------------
    Investments                                     94,332,956         56,193,530
                                                 -------------      -------------
    Receivables-
       Company contribution                          6,055,046         14,937,152
       Participant contribution                         91,995                  -
       Other                                               570             29,762
                                                 -------------      -------------
                     Total receivables               6,147,611         14,966,914
                                                 -------------      -------------
                     Total assets                  427,823,956        434,645,327
                                                 -------------      -------------

LIABILITIES:
    Accrued expenses                                         -             (2,901)
    Excess contributions payable                       (80,880)          (483,757)
                                                 -------------      -------------
                     Total liabilities                 (80,880)          (486,658)
                                                 -------------      -------------

NET ASSETS AVAILABLE FOR BENEFITS                $ 427,743,076      $ 434,158,669
                                                 =============      =============

        The accompanying notes are an integral part of these statements.

                   WALLACE PROFIT SHARING AND RETIREMENT PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

          (EMPLOYER IDENTIFICATION NUMBER 36-2515832, PLAN NUMBER 003)


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Investment income-
       Interest                                                                       $     240,647
       Dividends                                                                            440,922
       Net appreciation in fair value of investments (mutual funds)                         143,030
       Net investment income from the Wallace Defined Contribution
           Master Custody Arrangement                                                    16,957,438
                                                                                      -------------
                     Total investment income                                             17,782,037
                                                                                      -------------

    Contributions-
       Participant                                                                       15,579,285
       Employer                                                                           6,057,975
       Rollovers                                                                            497,169
                                                                                      -------------
                     Total contributions                                                 22,134,429
                                                                                      -------------
                     Total additions                                                     39,916,466
                                                                                      -------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Benefits paid to participants                                                       (46,291,174)
    Administrative expenses                                                                 (40,885)
                                                                                      -------------
                     Total deductions                                                   (46,332,059)
                                                                                      -------------
                     Net decrease                                                        (6,415,593)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                                                   434,158,669
                                                                                      -------------
    End of year                                                                       $ 427,743,076
                                                                                      =============

         The accompanying notes are an integral part of this statement.

                   WALLACE PROFIT SHARING AND RETIREMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

          (EMPLOYER IDENTIFICATION NUMBER 36-2515832, PLAN NUMBER 003)


1.   DESCRIPTION OF THE PLAN

     The following description of the Wallace Computer Services, Inc. ("Company") Wallace Profit Sharing and Retirement Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution plan covering all full-time regular employees with 31 days of service, except those belonging to a collective bargaining unit requiring payments by the Company to its retirement plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     CONTRIBUTIONS

     Participants are required to contribute a minimum 3% of their total compensation. Participants are eligible to make a contribution after 31 days of service. Effective after one year of service, participants become eligible for the annual Company contribution and/or an allocation of forfeitures. Participant's total contributions are limited to 15% of their total compensation for 2000 and 1999. Participants have the option of treating their contributions as either tax-deferred contributions or taxed contributions. Effective January 1, 1999, participants can allocate their voluntary contributions among five investment funds; six funds effective April 1, 2000.

     The Company contribution for 2000 and 1999, as determined by the Board of Directors, was 19% of adjusted net income after income taxes but before deduction of the contribution.

     The Company contribution is split between the Plan and an unqualified supplemental retirement plan so as to comply with certain contribution limitations set forth in the Internal Revenue Code ("IRC"). The portion not deposited in the Plan represents the excess Company contributions that could not be credited to participants' accounts because of the limitations. The minimum Company contribution is equivalent to the aggregate total of 3% minimum required contributions for all participants eligible to share in any annual Company contributions and/or allocated forfeitures, regardless of the net income of the Company. The Company contribution and forfeitures of the unvested portion of terminated participants' accounts are allocated to participant accounts primarily on the basis of the remaining participant's compensation, subject to the total contribution limit to a participant set forth in the IRC. Forfeitures are allocated to active participants with Company contribution at the end of the Plan year.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participants' contribution and allocations of (a) the Company's contribution and (b) Plan earnings or losses, and (c) forfeitures of terminated participants' nonvested accounts and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Allocations of investment return are based on participant account balances in each fund.

     VESTING

     Participants are immediately vested in their contributions plus actual earnings thereon. Participants are fully vested in the Company contribution and forfeitures after seven years of service according to the following schedule:

                                YEARS OF           VESTING
                                SERVICE          PERCENTAGE
                                --------         ----------
                                   1                    0%
                                   2                   10
                                   3                   20
                                   4                   40
                                   5                   60
                                   6                   80
                                   7                  100
                                                   ======

     INVESTMENT OPTIONS

     The Company's Retirement Plans Committee, which is appointed by the Board of Directors, establishes the overall investment objectives of the Plan assets, selects investment advisors for each of the funds and approves specific investments recommended by the plan administrator.

     During 2000 and 1999, the Plan had six investment funds. Participants directed their investments between six of the options during 2000. In 1999, the Company Stock Fund was not available for participant direction.

     LOANS PARTICIPANTS

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balances. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to prime rate plus 1%. Principal and interest are paid ratably through monthly payroll deductions

     PAYMENT OF BENEFITS

     A participant's account is distributed upon termination from the Company. If the termination is due to retirement, total disability or death, the entire account balance becomes distributable to the participant. For other terminations, the participant receives his own contributions plus earnings thereon and the vested portion of the Company contribution, forfeitures plus earnings thereon.


2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     Investments, other than guaranteed investment contracts, are carried at current market value as determined by the custodian based upon quoted market prices.

     In 1999, the Plan obtained investments in fully benefit-responsive investment contracts that are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rate is determined semiannually based on the insurance company's applicable rate schedule. The aggregate average yield of the investment contracts for the years ended December 31, 2000 and 1999, was 6.8%. The aggregate average interest rate for the investment contracts as of December 31, 2000 and 1999 was 6.91% and 6.89%, respectively. The recorded contract value of the investment contracts approximates fair market value as of December 31, 2000 and 1999.

     Interest and dividends are recorded on the accrual basis and dividend income is accrued on the ex dividend date.

     Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

     ADMINISTRATIVE EXPENSES

     All expenses directly related to the Plan, such as fees of the custodian and investment counselors, are paid by the Plan.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.


3.   INVESTMENTS

     The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2000 and 1999, is as follows:

                                                           2000         1999
                                                       -----------   -----------
     Wallace Computer Services Inc. Company stock          N/A       $14,818,245
     Dreyfus/Laurel FDS INC S&P500 STK Index
         Fund: Equity Index                            $24,820,880    13,519,184
     Dreyfus Apprec FD INC:  Long Term Growth           28,920,821    14,031,501
     Dreyfus Emerging Leaders FD:  Aggressive Growth    37,332,636    10,404,890
                                                       ===========   ===========

     The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could affect the amounts reported in the Statements of Net Assets for Benefits.


4.   INTEREST IN WALLACE DEFINED CONTRIBUTION MASTER CUSTODY ARRANGEMENT

     Certain assets of the Plan are in the Wallace Defined Contribution Master Custody Arrangement (the "Arrangement") which was established for the investment of assets of the Plan and another Wallace sponsored retirement plan. Each plan has an undivided interest in the Arrangement. The assets of the Arrangement are held by Boston Safe Deposit and Trust Company (the "Asset Custodian"). The Plan's interest in the net assets of the Arrangement is based on the individual plan participants' investment balances.

     Investment income is allocated on a daily basis through a valuation performed by the Asset Custodian. Administrative expenses relating to the Arrangement are allocated to the individual funds based upon average monthly balances invested by each plan. At December 31, 2000 and 1999, the Plan's interest in the net assets of the Arrangement was approximately 89% and 92%, respectively.

     The Arrangement held the following classifications of investments as of December 31, 2000 and 1999:

                                                        2000           1999
                                                    ------------    ------------
      Investments at market value-
          Wallace Computer Service, Inc. Company
            stock                                   $ 21,794,920    $          -
          Fixed income securities                    146,139,758     182,841,456
          Equity securities                          200,117,112     194,063,980
                                                    ------------    ------------
                           Total                    $368,051,790    $376,905,436

     Investment income for the Arrangement is as follows for the year ended December 31, 2000:

             Net appreciation in fair value of investments-
                 Common stock                                  $ 9,220,133
                 Investment contracts                            9,449,390
                                                               -----------
                                  Total net appreciation        18,669,523

             Interest and dividends                                306,044
                                                               -----------
                                  Total                        $18,975,567
                                                               ===========

5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated October 11, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.   SUBSEQUENT EVENTS

     Effective January 1, 2001, participants vest in Company contributions and forfeitures at the rate of 20% per completed year of service and are 100% vested after five completed years of service. In addition, if a participant reaches the age of 60 before completing the five years of service, he or she becomes 100% vested.

     Effective February 3, 2001, the Company stock fund will be limited to one transfer either in or out, in any 30-day period.

                                                                        SCHEDULE

                   WALLACE PROFIT SHARING AND RETIREMENT PLAN


                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                             PURPOSES AT END OF YEAR

                                DECEMBER 31, 2000

          (EMPLOYER IDENTIFICATION NUMBER 36-2515832, PLAN NUMBER 003)

                          (b) IDENTITY OF ISSUER/                              (e) CURRENT
(a)                     (c) DESCRIPTION OF INVESTMENT                              VALUE
---   --------------------------------------------------------------           -----------
 *    DREYFUS INVESTMENTS:
         TBC INC Pooled Employee Funds--cash equivalents                       $   113,640
         Dreyfus/Laurel FDS INC S&P500 STK Index Fund:  Equity Index            24,820,880
         Dreyfus Apprec FD INC:  Long Term Growth                               28,920,821
         Dreyfus Emerging Leaders FD:  Aggressive Growth                        37,332,636

 *    PARTICIPANT LOANS (interest rates from 7.6% to 10.5%)                      3,144,979
                                                                               -----------
                         Total assets held for investment purposes             $94,332,956
                                                                               ===========

                  *Represents a party-in-interest transaction.


          The accompanying notes are an integral part of this schedule.